Exhibit 99.1

JinkoSolar Announces Reappointment of
PricewaterhouseCoopers Zhong Tian CPAs Limited
as its Independent Registered Public Accounting Firm
for the Fiscal Year Ended December 31, 2012

SHANGHAI, China, February 1, 2013 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced that, based on discussions with both PricewaterhouseCoopers Zhong Tian CPAs Limited (“PwC”) and Ernst & Young Hua Ming LLP (“EY”), the Company has decided to reappoint PwC to conduct the audit for the fiscal year ended December 31, 2012, and, at the same time, has requested EY to resign as the Company’s auditor. EY has agreed to the Company’s request and has resigned on February 1, 2013. Pursuant to JinkoSolar’s articles of association, the decision to change auditors was unanimously approved by the directors of the Company, including all members of the Company’s Audit Committee, on February 1, 2013.

On April 29, 2012, the Company dismissed PwC as its independent registered public accounting firm. On May 30, 2012, the Company engaged EY as its auditors to conduct the audit for the fiscal year ended December 31, 2012. During EY’s term of engagement from May 30, 2012 to February 1, 2013, EY did not issue any report on the Company’s consolidated financial statements. The Company and EY did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report.

Upon its resignation, EY advised the Company of a matter that it believed constituted a reportable event, as defined in Item 16F of Form 20-F. In July 2012, the Company received a subpoena captioned “In the Matter of Riemann Investment Holdings Ltd.” from the Division of Enforcement (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) requesting documents from the Company as part of an investigation conducted by the Division. The cover letter that the SEC sent JinkoSolar with the subpoena states that “[t]he investigation and subpoena do not mean that we have concluded that you or anyone else has broken the law. Also, the investigation does not mean that we have a negative opinion of any person, entity or security.” In response to the subpoena, the Company produced documents to the Division in December 2012. The Company authorized EY to respond fully to the inquiries of PwC relating to the reportable event described above. As of the date of EY’s resignation, the Division had not completed its investigation.

JinkoSolar never had any business relationship with Riemann Investment Holdings Ltd., which is believed to have had, at some point in time, a business relationship with an outside investor of JinkoSolar.

PwC was the Company’s auditor from the Company’s inception through April 29, 2012. PwC performed audit work and issued audit reports on the Company’s consolidated financial statements for the years ended December 31, 2010 and 2011.

About JinkoSolar

JinkoSolar is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai, China, Munich, Germany, Bologna, Italy, Montpellier, France, Zug, Switzerland, San Francisco, the United States, Queensland, Australia, Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon wafers, solar cells and solar modules as of September 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6061-1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com